NAIC GROWTH FUND, INC.

Exhibit 77Q1(a) Amendments to Bylaws

Sections 8.01 and 8.06 of the Fund's Bylaws are amended to read as follows:

      8.01 Chairman of the Board. The Chairman of the Board shall be a non-executive, non-officer position. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors at which the Chairman of the Board is present.

      8.06 Assistant Secretaries and Treasurers. Assistant Secretaries and Assistant Treasurers shall be non-executive non-officer positions. The Assistant Secretaries, in order of their seniority, shall perform the duties and exercise the powers and authorities of the Secretary in case of the Secretary's absence or disability. The Assistant Treasurers, in order of their seniority, shall perform the duties and exercise the powers and authorities of the Treasurer in case of the Treasurer's absence or disability. The Assistant Secretaries and Assistant Treasurers shall also perform such duties as may be delegated to them by the Secretary and Treasurer, respectively, and also such duties as the Board of Directors may prescribe.